[Dorsey & Whitney LLP ]
April 14, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:	Mr. Timothy Buchmiller Mailstop 6010
VIA FACSIMILE AND EDGAR

Re.	Restore Medical, Inc. Registration Statement on Form S-1 Filed March 13, 2006 Registration No. 333-132368
Dear Mr. Buchmiller:
     On behalf of Restore Medical, Inc. (“Restore”), we are responding to the letter dated April 7, 2006 (the “Comment Letter”) from Peggy A. Fisher, Assistant Director of the Securities and Exchange Commission (the “Commission”). Concurrently herewith we transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 to Restore’s Registration Statement on Form S-1 (the “Form S-1”).
     Set forth below are the responses to the Comment Letter provided to us by Restore. For ease of reference, each comment contained in the Comment Letter appears directly above Restore’s corresponding response.
General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.
     Response: We hereby confirm that any preliminary prospectus that Restore circulates will include all non-Rule 430A information, including a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.
2.	Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.
     Response: Copies of the requested industry reports with the relevant sections marked that support the data included in the prospectus and the page number of the prospectus will be delivered supplementally via Federal Express to the Staff’s attention.

Securities and Exchange Commission
April 14, 2006

3.	Please provide us with copies of any graphics you intend to use in your prospectus or confirm that you do not intend to use any graphics.
     Response: Copies of the graphics we intend to use in the prospectus will be delivered supplementally via Federal Express to the Staff’s attention.
4.	We note that you have created a number of acronyms that you use in various locations throughout the prospectus. If retained, please ensure that their meanings are clear when they are used in sections other than where they are defined or explained.
     Response: We note the Staff’s comment and have reviewed and revised the prospectus where we deemed appropriate to further ensure that the meanings of the acronyms are clear when used.
Prospectus Summary, page 1
5.	Please expand your summary section to indicate some of the more significant challenges you face and the amount of your historical net losses.
     Response: We have revised the summary section of the prospectus to include the requested disclosure. Please see page 1 and page 3 of the Form S-1.
Risk Factors, page 6
6.	We note from your disclosure in the first paragraph on page 34 that generally your average selling price for international sales averaged approximately 50% of your United States average selling price. Please enhance your risk factor disclosure to indicate, if true, that your gross margins may decline due to increased international sales.
     Response: We have revised the risk factor disclosure as requested to indicate that our gross margins, or total gross profit as a percentage of total net sales, may decline as a result of the difference in average selling price if revenue from international sales of Pillar Systems, as a percentage of total net sales, increases relative to US sales of Pillar Systems. Please see page 7 of the Form S-1.
We depend on a few international third-party distributors..., page 11
7. Please identify the distributor that accounted for 11% of your total sales.
     Response: We have identified the distributor as requested. Please see page 11 of the Form S-1.
Dilution, page 22
8.	Expand the last paragraph to quantify the increase in dilution and the change in the preceding table if you assume all outstanding options and warrants are exercised.

Securities and Exchange Commission
April 14, 2006

     Response: We have expanded the last paragraph as requested to quantify the increase in dilution and the change in the preceding table if we assume all outstanding options and warrants are exercised. Please see page 23 of the Form S-1.
Selected Financial Data, page 23
9.	Please revise the introductory paragraph to indicate the source of the statements of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003.
     Response: We have revised the introductory paragraph as requested to indicate the source of the statements of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003. Please see page 24 of the Form S-1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
10.	Please revise the last italicized sentences of your introduction to your “Management’s Discussion and Analysis” section to eliminate the implication that you have not described all material risks in your “Risk Factors” section, and revise your risk factors as necessary to include a discussion of all material risks.
     Response: We have revised the introduction to the “Management’s Discussion and Analysis” section of the prospectus as requested to eliminate the implication that we have not described all material risks in the “Risk Factors” section. Please see page 27 of the Form S-1.
Application of Critical Accounting Policies and Use of Estimates, page 28
— Stock-Based Compensation, page 30
11.	You state that in the preparation of your consolidated financial statements you engaged an independent valuation firm to assist in determining the fair value of your common stock. As such, disclose the name of the expert and include the consent of the expert. You must provide a written consent under Securities Act Rule 436 as an exhibit to the filing.
     Response: We note the Staff’s comment and have revised the prospectus to clarify that Restore estimated the fair market value of its common stock based upon several factors, which included input from external appraisers. We respectfully believe that Restore did not rely on such external appraisers as experts from whom written consents would be required to be filed under Securities Act Rule 436. Please see page 31 of the Form S-1.
Series C-1 Financing, page 31
12.	Please briefly indicate why you are adjusting the conversion price of your Series C and Series C-1 preferred stock.

Securities and Exchange Commission
April 14, 2006

     Response: The stockholders approved an amendment to Restore’s certificate of incorporation to adjust the conversion price of the Series C and Series C-1 preferred stock in consideration for a modification of the definition of a “qualified” initial public offering such that this initial public offering triggers the mandatory conversion of our preferred stock into common stock. We have revised page 32 of the prospectus to describe the reason for the adjustment to the conversion price.
Results of Operations, page 33
13.	We note throughout your MD&A discussion that you state that a change is primarily attributable to more than one cause. In those instances, discuss and quantify the impact of all causes on your results of operations. Avoid just listing causes for an increase/decrease in a particular line item on your income statement. For example, for general administrative expenses in 2005, you refer to increased expenses for the hiring of your new CEO, expenses associated with the resignation of your former CEO, recruiting costs, consulting costs and an increase in bad debt expense in describing the change from 2004 to 2005. Similarly, in your discussion of cost of sales and gross margin for 2004, you refer to higher inventory reserves, higher product insurance costs and reduced costs from volume-related production savings. Please revise your MD&A to provide a meaningful discussion of each increase/decrease in your income statement line items along with the related dollar impact for those periods being compared.
     Response: We note the Staff’s comment and have carefully reviewed the MD&A discussion and revised the disclosure where we deemed practicable to quantify the impact of all causes to provide a meaningful discussion of each increase/decrease in our income statement line items. Please see pages 35 through 37 of the Form S-1.
Comparison of Years Ended December 31, 2004 and 2005, page 33
14.	Please indicate why you experience the variance indicated between the average selling prices for products sold in the United States versus your international sales.
     Response: The variance between US and international average selling prices is due to the market development investment and distribution costs incurred by the international third-party distributors that Restore would otherwise incur for domestic sales. Additional disclosure has been provided in response to the Staff’s comment. Please see page 35 of the Form S-1.
Research and development expenses, page 35
15.	Please briefly indicate why you suspended research and development work on future products in 2004.
     Response: We have revised the description of our research and development expenses to disclose that we suspended research and development work on future products in 2004 to focus on the development, redesign and commercialization of the Pillar delivery system for commercial introduction in 2005.

Securities and Exchange Commission
April 14, 2006

The Pillar Procedure..., page 47
16.	In the table, add a footnote to explain the entry “In process” in the Pillar column on the “Reimbursement (OSA)” line.
     Response: We note the Staff’s comment and have added a footnote in the table as requested. Restore is actively working with the Center for Medicare and Medicaid Services and private insurance carriers to obtain coverage and coding for the Pillar Procedure to treat mild to moderate OSA. Please see page 48 of the Form S-1.
Government Regulations, page 57
17.	Please disclose with greater specificity the international countries in which your products are approved for sale. We note, for example, that you have indicated market potential in China and India but it is not clear whether your products are cleared for sale in those countries. We also note that you have sales into “Asia Pacific” and the “Middle East.” Please tell us which countries you include in these categories.
     Response: We have described with greater specificity the international countries in which our products are approved for sale, as requested. Please see page 60 of the Form S-1.
Management, page 61
18.	We note from your disclosure on page 15 that you recently hired a chief financial officer. Please tell us why you have not identified your CFO in your management section.
     Response: Restore’s new Chief Financial Officer has been identified in the management section of the prospectus. Mr. Geyen was hired by Restore in March, but had not begun his full time employment with Restore prior to the initial filing of the Form S-1. Please see page 62 of the Form S-1.
19.	Please describe Mr. Foster’s business experience from 2003 until he joined your company in June 2004.
     Response: We have revised the description of Mr. Foster’s business experience to indicate that he was executive director at Hill-Rom, Inc. from 2001 through June 2004, not through 2003 as previously indicated. Please see page 63 of the Form S-1.
20.	We note that Messrs. Liszt and Nigon will become directors upon the completion of your offering. Please file the written consents of such persons as required by Rule 438 of the Securities Act.
     Response: We have filed the written consents of Messrs. Liszt and Nigon as required by Rule 438 of the Securities Act. Please see Exhibits 99.1 and 99.2 to the Form S-1.
Principal Stockholders, page 72
21.	Please identify the natural persons with voting or investment control over the shares held by Bessemer Venture Partners, State Street Bank & Trust, TH Lee Putnam Investment Trust and General Electric Pension Trust.

Securities and Exchange Commission
April 14, 2006

     Response: Bessemer Venture Partners, State Street Bank & Trust, TH Lee Putnam Investment Trust and General Electric Pension Trust are institutional investors, including private investment funds and limited partnerships, with numerous limited partners and/or shareholders. We expect all investment decisions with respect to the registered shares will be made by committees or more than one natural persons who may change from time to time. We respectfully believe identifying natural persons with voting or investment control for these entities would be impractical given the structure of those entities.
Related-Party Transactions, page 75
22.	As required by Item 404 of Regulation S-K, please include the monthly service fees paid to Venturi for the use and maintenance of certain equipment referred to in footnote 13 to your financial statements.
     Response: We have included the additional disclosure as requested. Please see page 80 of the Form S-1.
Common Stock, page 79
23.	We note the disclosure in your second paragraph that all outstanding shares of your common stock are validly issued, fully paid and nonassessable and that the shares to be issued by you in your offering will be, when issued and paid for, validly issued, fully paid and nonassessable. This disclosure appears to be the opinion of legal counsel. If so, please revise your disclosure to indicate on whose opinion you have relied in making this disclosure and file all required consents.
     Response: We note the Staff’s comment and have revised the prospectus to remove the statement regarding previously issued shares since it was not included based upon the opinion of legal counsel. The validity of the shares of common stock to be issued in this offering will be passed upon by Dorsey & Whitney LLP, and such firm’s consent will be filed with their opinion. Please see page 94 of the Form S-1.
Financial Statements
General
24.	As appropriate, please revise to provide updated financial information as required by Rule 3-12 of Regulation S-X.
     Response: We note the Staff’s comment and will revise the Form S-1 as necessary to include updated financial information as required by Rule 3-12 of Regulation S-X.
Report of Independent Registered Accounting Firm, page F-3 and consent
25.	Upon consummation of the transaction and prior to the planned effectiveness of the Company’s public offering, please revise your report to remove the explanatory paragraph at the top of the page and to reflect the appropriate report date; ensure the final version is compliant with Article 2 of Regulation S-X. Also, please file a consent with the pre-effective amendment.

Securities and Exchange Commission
April 14, 2006

     Response: We note the Staff’s comment and upon consummation of the transaction and prior to the planned effectiveness of Restore’s public offering, the report will be revised to remove the explanatory paragraph at the top of the page and to reflect the appropriate report date. Furthermore, we will ensure the final version is compliant with Article 2 of Regulation S-X.
Balance Sheets, page F-3
26.	Revise to include a pro forma balance sheet (excluding effect of offering proceeds) along the side of the historical balance sheet to give effect to the conversion of your preferred stock that will occur in conjunction with the offering. Also, include a footnote to describe the basis of presentation of the pro forma balance sheet.
     Response: We have revised the prospectus as requested to include a pro forma balance sheet (excluding effect of offering proceeds) along the side of the historical balance sheet to give effect to the conversion of our preferred stock that will occur in conjunction with the offering. Please see page F-3 of the Form S-1. We have also included a footnote to describe the basis of presentation of the pro forma balance sheet. Please see page F-7 of the Form S-1.
Note 1 — Summary of Significant Accounting Policies, page F-7
— (v) Recently Issued Accounting Statements, page F-14
27.	Based on your current disclosures here and MD&A, we note that you are adopting SFAS 123(R) on January 1, 2006 using the modified prospective method. As stated in paragraph 72 and 83 of SFAS 123(R), nonpublic entities that used the minimum value method in Statement 123 for either recognition or pro forma disclosures are required to apply the prospective transition method. Please revise or advise us.
     Response: We have revised the prospectus to clarify that Restore is applying the prospective transition method. Please see pages 40 and
F-15 of the Form S-1.
Note 2 — Restatement of Financial Instruments, page F-15
Restated Statement of Cash Flows for the Year Ended December 31, 2003, page F-22
28.	We note that you present a total adjustment to ‘non-cash interest expense’ of $2,103,266 and reference this adjustment to items (a) and (b). It appears that the adjustments you reference does not entirely account for the total amount of the adjustment. Please revise and tell us about the adjustments that were made by you other than those currently referenced.
     Response: The disclosure regarding the adjustments to “non-cash interest expense” has been revised to account for the total amount of the adjustment. Please see pages F-18 and F-22 of the Form S-1.
Note 7 — Income Taxes, page F-26
29.	Please confirm to us that the detail of the deferred tax assets shown on page F-27 for 2003 and 2004 are restated. If so, please revise to clearly label such information as restated. If not, please tell us how you considered the impact of the restatement adjustments disclosed in Note 2 on your deferred tax assets.

Securities and Exchange Commission
April 14, 2006

     Response: We hereby confirm that the detail of the deferred tax assets shown on page F-27 for 2003 and 2004 are restated, and we have revised the prospectus to clearly label such information as restated. Please see page F-27 of the Form S-1.
Note 10 — Stock Options, page F-33
30.	Provide the estimated IPO price or range when available- If the difference between the IPO price and the fair value used to value stock, options or warrants granted during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price. We may have further comments in this regard when the amendment containing that information is filed.
     Response: We note the Staff’s comment and will provide the requested disclosure when the IPO price or range becomes available.
Note 11 — Debt Financing Arrangement and Warrant Issuances, page F-34
— 2003 Bridge Notes, page F-35
31.	We note in June 2003 you issued convertible notes that were convertible into the next defined round of equity financing at a 25% discount from the fair market price. In regards to your accounting for these convertible notes please tell us and revise to clarify the following:
•	In connection with the original terms of the financing, the notes provided for conversion into equity. At the time of the issuance of the notes and based on its original terms, tell us how you considered the guidance in SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133 in accounting for the conversion terms. It appears that the debt instrument contained an embedded put option and the value of the equity financing due to the holders of these notes provided for a higher rate of return on the debt.

•	Clarify to us what you mean by “the contingent beneficial conversion feature was eliminated.”

•	We note your disclosure that upon the conversion of the 2003 Bridge Notes into Series C-1 preferred stock in March 2004, the put was no longer outstanding and the remaining fair value of the put of $870,692 was recorded as a gain. Please tell us why you believed it was appropriate to record a gain on the conversion as oppose to reflecting the value of the bifurcated embedded feature (fair value of the pat option liability) on conversion as part of the basis of the preferred stock.

Securities and Exchange Commission
April 14, 2006

•	We note that the features of your 2002 Bridge Notes were similar to the 2003 Bridge Notes. In this regard, please apply this comment to the accounting for the 2002 Bridge Notes.
     Response: In connection with the 2003 Notes conversion feature, Restore reviewed the applicability of paragraphs 12 (a) to 12 (c) and 6 to 11 of SFAS No 133 to determine whether the conversion option is required to be bifurcated from the debt host. In accordance with paragraph 12 (c), we analyzed paragraph 6 of SFAS 133 to evaluate whether or not a separate instrument with the same terms of the conversion option would be a derivative instrument. We concluded that the conversion option does not meet the definition of a derivative (and therefore does not require bifurcation under paragraph 12 of SFAS 133) as it does not have the characteristics described in paragraph 6a and 6c of SFAS 133. The equity into which the debt is convertible is not defined and does not yet exist, and therefore, we believe that an underlying does not exist. Further, the conversion option does not meet the net settlement characteristics since the equity into which the debt is convertible is not yet defined and Restore’s equity securities are not publicly traded, and therefore the criteria in paragraph 9 of SFAS would not be met. As such, the conversion feature does not meet the definition of a derivative per paragraphs 6(a) and 7 of SFAS No. 133. As there is not an embedded put associated with the conversion feature, DIG Issue B16 and paragraph 13 is not applicable.
     The disclosure in Note 11 has been revised to clarify that the December 9, 2003 modification to the 2003 Notes resulted in the removal of the 25% discount to the conversion price to the next round of financing.
     The disclosure in Note 11 has been revised to clarify that during 2004 the embedded put was marked to estimated fair value prior to the conversion of the 2003 Notes to Series C-1 preferred stock. The embedded put had no remaining fair value prior to the conversion of the 2003 Notes to Series C-1 preferred stock.
     The terms of the 2003 Notes were similar to the 2002 Bridge Note. We have addressed the applicable Staff comments related to the 2002 Bridge Notes as follows:
•	In connection with the 2002 Note conversion feature, Restore reviewed the applicability of paragraphs 12 (a) to 12 (c) and 6 to 11 of SFAS No 133. The 2002 Note did not contain a net settlement feature for any underlying other than the principal and interest on the note. The amount of this settlement is the notional amount. The equity underlying is not defined and is contingent upon future financing, therefore, until the financing occurs, which results in an automatic conversion to equity, there cannot be a net settlement feature for any equity underlying. As such, the conversion feature does not meet the definition of a derivative per paragraphs 6(a) and 7 of SFAS No. 133. As there is not an embedded put associated with the conversion feature, DIG Issue B16 is not applicable.

•	The disclosure in Note 11 has been revised to clarify the December 9, 2003 modification to the 2002 Note resulted in the removal of the 25% discount to the conversion price to the next round of financing.

Securities and Exchange Commission
April 14, 2006

Note 17 — Subsequent Events, page F-39
32.	Please confirm our understanding that the 1-for-2 reverse stock split of all of your issued and outstanding common stock will occur before the effectiveness of your registration statement.
     Response: We hereby confirm your understanding that the 1-for-2 reverse stock split of Restore’s issued and outstanding common stock will occur before the effectiveness of the registration statement.
Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1
33.	Please include as a separate item any premium paid on any policy obtained in connection with your offering which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering or sale of your securities. Refer to Instruction to Item 511 of Regulation S-K.
     Response: Additional insurance premiums have not been paid with respect to Restore’s existing director and officer liability insurance in connection with the offering. If a new insurance policy is obtained by Restore in connection with the offering which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering or sale of Restore’s securities, the premium paid will be disclosed as a separate item as requested.
Item 16. Exhibits, page II-4
34.	Please file the 2002 and 2003 bridge loan agreements and notes as exhibits to your registration statement.
     Response: We have filed the 2002 bridge note, the 2003 bridge loan agreement and the forms of the promissory notes and warrants issued pursuant to the 2003 bridge loan agreement as exhibits to the Form S-1 as requested. Please see Exhibits 10.19-10.22 to the Form S-1.
Item 17. Undertakings, page II-5
35.	Please include the undertakings in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.
     Response: We have revised the Form S-1 to include the undertakings. Please see page II-6 of the Form S-1.
* * * * *
     As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-2946 if we can expedite your review in any way, or fax me at (612) 340-8738.
Very Truly Yours,

/s/ Robert A. Kuhns

cc:	J. Robert Paulson, Jr. Kenneth L. Cutler Mark C. Smith Andrew D. LaFrence